UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CONSTRUCTION PARTNERS, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

21044C107

(CUSIP Number)

Ned N. Fleming, IV

5420 LBJ Freeway, Suite 1000

Dallas, TX 75240

with a copy to:

Greg R. Samuel

Rosebud Nau

Haynes and Boone, LLP

2801 N. Harwood Street, Suite 2300

Dallas, Texas 75201

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21044C107

1.	Names of Reporting Person Ned N. Fleming, IV
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 507,324(1) (See Item 4)
	9.	Sole Dispositive Power 336,393(1) (See Item 4)
	10.	Shared Dispositive Power 134,582(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 507,324(1) (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%(2) (See Item 4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 42,999 shares of Class A common stock, $0.001 par value per share (“Class A Common Stock”), of Construction Partners, Inc. (the “Issuer”) held by Ned N. Fleming, IV, 25,349 of which are unvested restricted shares of Class A Common Stock and, as a result, Ned N. Fleming, IV has the right to vote, but not to dispose or direct the disposition of, such shares, (ii) 88,735 shares of Class A Common Stock issuable upon the conversion of 88,735 shares of Class B common stock, $0.001 par value per share (“Class B Common Stock”), of the Issuer held by Ned N. Fleming, IV, 11,000 of which are unvested restricted shares of Class B Common Stock and, as a result, Ned N. Fleming, IV has the right to vote, but not to dispose or direct the disposition of, such shares, (iii) 241,008 shares of Class A Common Stock issuable upon the conversion of 241,008 shares of Class B Common Stock held by the Ned N. Fleming, IV 2013 Trust and (iv) 134,582 shares of Class A Common Stock issuable upon the conversion of 134,582 shares of Class B Common Stock held by a limited liability company for which Ned N. Fleming, IV serves as co-manager, and, in such capacity, shares the power to vote and direct the disposition such shares.

(2)

Calculated based on (i) 43,818,346 shares of Class A Common Stock of the Issuer outstanding as of October 22, 2024 based on information made available by the Issuer and (ii) an aggregate of 464,325 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock, which are convertible within sixty (60) days of this Schedule 13D.

CUSIP No. 21044C107

1.	Names of Reporting Person Ned N. Fleming, IV 2013 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 241,008(1) (See Item 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 241,008(1) (See Item 4)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 241,008(1) (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%(2) (See Item 4)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents shares of Class A Common Stock issuable upon the conversion of 241,008 shares of Class B Common Stock of the Issuer held by the Ned N. Fleming, IV 2013 Trust.
(2)

Calculated based on (i) 43,818,346 shares of Class A Common Stock of the Issuer outstanding as of October 22, 2024 based on information made available by the Issuer and (ii) an aggregate of 241,008 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock, which are convertible within sixty (60) days of this Schedule 13D.

The following constitutes the Schedule 13D (as previously amended, the “Schedule 13D” or the “Statement”) filed by the undersigned.

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Construction Partners, Inc. (the “Issuer”). This Amendment amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) by Ned N. Fleming, IV and the Ned N. Fleming, IV 2013 Trust (the “Trust” and together with Mr. Fleming, the “Reporting Persons”) by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“On October 3, 2024, Mr. Fleming surrendered 383 shares of Class A Common Stock to the Issuer to satisfy tax withholding obligations upon vesting of restricted shares of Class A Common Stock previously granted under the Plan.

On October 20, 2024, Mr. Fleming received a grant of (i) 10,000 restricted shares of Class A Common Stock pursuant to the Plan (the “Class A Market-Based Shares”) and (ii) 11,000 restricted shares of Class B Common Stock (the “Class B Market-Based Shares” and together with the Class A Market-Based Shares, the “Market-Based Shares”) pursuant to the Construction Partners Inc. 2024 Restricted Stock Plan (the “2024 Plan”). The Market-Based Shares will vest on the later of (i) the closing of the Issuer’s acquisition of Asphalt Inc., LLC (doing business as Lone Star Paving, “Lone Star”) pursuant to that certain Unit Purchase Agreement, dated October 20, 2024, by and among the Issuer, Lone Star, the individual sellers listed on the signature pages thereto and John J. Wheeler, in his capacity as the sellers’ representative thereunder (the “Acquisition”), and (ii) the first date, if any, that the closing price of the Class A Common Stock on The Nasdaq Global Select Market (“Nasdaq”) equals or exceeds $88.00 per share, provided that (x) such date occurs on or before the fourth (4th) anniversary of the grant date and (y) Mr. Fleming is employed by, or providing services to, the Issuer on the vesting date. The information set forth in Item 4 of this Amendment is incorporated by reference in this Item 3.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“The information set forth in Item 3 of this Amendment is incorporated by reference in this Item 4.

On October 20, 2024, Mr. Fleming received a grant of (i) 10,000 Class A Market-Based Shares and (ii) 11,000 Class B Market-Based Shares. The Market-Based Shares will vest on the later of (i) the closing of the Acquisition, and (ii) the first date, if any, that the closing price of the Class A Common Stock on Nasdaq equals or exceeds $88.00 per share, provided that (x) such date occurs on or before the fourth (4th) anniversary of the grant date and (y) Mr. Fleming is employed by, or providing services to, the Issuer on the vesting date.

Mr. Fleming received the Class A Market-Based Shares pursuant to the Plan and subject to the terms and conditions of the restricted stock award agreement by and between the Issuer and Mr. Fleming, a form of which is attached hereto as Exhibit 99.7 and is incorporated by reference herein. Mr. Fleming received the Class B Market-Based Shares pursuant to the 2024 Plan and subject to the terms and conditions of the restricted stock award agreement by and between the Issuer and Mr. Fleming, a form of which is attached hereto as Exhibit 99.8 and is incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 of this Schedule 13D is incorporated by reference in its entirety in this Item 5.

(a)-(b)

By virtue of the Voting Agreement described in Item 4 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with SunTx and its affiliates within the meaning of Section 13(d) of the Act. Based in part on information provided by or on behalf of the Issuer, as of October 22, 2024, such a “group” would be deemed to beneficially own 7,497,368 shares of Class A Common Stock (including 7,046,781 shares of Class A Common Stock issuable upon conversion of the same number of shares of Class B Common Stock), representing 13.9% of the total number of shares of Class A Common Stock outstanding, or 53.3% of the total voting power of the Issuer, based on (i) 43,818,346 shares of Class A Common Stock outstanding (based on information made available by the Issuer) and (ii) an aggregate of 7,046,781 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock. Holders of Class B Common Stock are entitled to ten (10) votes per share, compared to one (1) vote per share of Class A Common Stock, with respect to all matters on which common stockholders of the Issuer generally are entitled to vote. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class B Common Stock of the Issuer that they may be deemed to beneficially own solely by reason of the Voting Agreement.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement that are held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c)	Transactions in Class A Common Stock that were effected by the Reporting Persons during the past 60 days are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
10/03/2024	Ned N. Fleming, IV	—	383 shares of Class A Common Stock	$69.8	Surrender of stock to satisfy tax withholding obligations upon vesting of equity award.
10/20/2024	Ned N. Fleming, IV	10,000 shares of restricted Class A Common Stock	—	—	Award of restricted stock pursuant to the Plan.
10/20/2024	Ned N. Fleming, IV	11,000 shares of restricted Class B Common Stock	—	—	Award of restricted stock pursuant to the 2024 Plan.

(d)	Not applicable.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“All of the information set forth in Items 3, 4, and 5 of this Amendment is hereby incorporated herein by reference in this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on August 11, 2023).

99.2	Voting Agreement dated August 1, 2023, by and among Ned N. Fleming, IV, Ned N. Fleming, IV 2013 Trust, SunTx Capital Management Corp. and SunTx Capital II Management Corp. (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on August 11, 2023).

99.3	Form of Restricted Stock Award under the Construction Partners, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-1 (File No. 333-224174) filed on April 6, 2018).

99.4	Form of Performance Stock Unit Award Agreement under the Construction Partners, Inc. 2018 Equity Incentive Plan (Revenue Growth Rate and ROCE Vesting Criteria) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on January 5, 2022).

99.5	Form of Performance Stock Unit Award Agreement under the Construction Partners, Inc. 2018 Equity Incentive Plan (Revenue Growth Rate and Adjusted EBITDA Margin Vesting Criteria) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-38479) filed on November 9, 2022).

99.6	Exchange Agreement, dated May 22, 2024, by and among Construction Partners, Inc., Ned N. Fleming, III, Fred J. (Jule) Smith, III, The Fleming Family Management Trust, The Michael H. McKay Trust dated April 1, 2008, Ned N. Fleming, IV, SunTx Capital Partners II, LP, SunTx Capital Partners II Dutch Investors, LP and Grace, Ltd. (incorporated by reference to Exhibit 99.6 to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on May 24, 2024).

99.7	Form of Restricted Stock Award under the Construction Partners, Inc. 2018 Equity Incentive Plan (filed herewith).

99.8	Form of Restricted Stock Award under the Construction Partners, Inc. 2024 Restricted Stock Plan (filed herewith).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2024

/s/ Ned N. Fleming, IV
NED N. FLEMING, IV

NED N. FLEMING, IV 2013 TRUST

By:	/s/ Ned N. Fleming, IV
Name:	Ned N. Fleming, IV
Title:	Trustee